EXHIBIT 23.1

To the Audit Committee of All Things Mobile Analytic, Inc.

We consent to the inclusion in the Form S-1/A (Amendment No. 2) Registration Statement of All Things Mobile Analytic, Inc. of our report dated November 8, 2024, relating to our audits of the consolidated balance sheet of All Things Mobile Analytic, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Interests of named Experts and Counsel” in the Registration Statement.

January 27, 2025

We have served as the Company’s auditor since 2022

Los Angeles, California

PCAOB ID Number 6580